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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                  GP STRATEGIES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  36225V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3556
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  November 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 36225V104               13D/A                     Page 2 of 9 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.   FEIN:  40-0002819
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  4,090,000 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           4,090,000 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,390,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
8.2% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Includes 1,090,000 shares of Common Stock and 300,000 shares of Class B Capital Stock, which has 10 votes per share and votes along with the Common Stock.

(2) Calculated based upon 16,569,919 shares of Common Stock and 1,200,000 shares of Class B Capital Stock outstanding as of November 5, 2004, each as set forth in the Issuer's Form 10-Q for the period ended September 30, 2004, and assuming the conversion by EGI-Fund (02-04) Investors, L.L.C. of 300,000 shares of Class B Capital Stock into 300,000 shares of Common Stock of the Issuer. Prior to conversion of the Class B Capital Stock, the 1,090,000 shares of Common Stock and 300,000 shares of Class B Capital Stock represent 14.3% of the voting power of Issuer (including the 1,200,000 shares of Class B Capital Stock outstanding).

CUSIP No. 36225V104               13D/A                     Page 3 of 9 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.   FEIN:  40-0002816
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  4,090,000 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           4,090,000 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,390,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
8.2% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Includes 1,090,000 shares of Common Stock and 300,000 shares of Class B Capital Stock, which has 10 votes per share and votes along with the Common Stock.

(2) Calculated based upon 16,569,919 shares of Common Stock and 1,200,000 shares of Class B Capital Stock outstanding as of November 5, 2004, each as set forth in the Issuer's Form 10-Q for the period ended September 30, 2004, and assuming the conversion by EGI-Fund (02-04) Investors, L.L.C. of 300,000 shares of Class B Capital Stock into 300,000 shares of Common Stock of the Issuer. Prior to conversion of the Class B Capital Stock, the 1,090,000 shares of Common Stock and 300,000 shares of Class B Capital Stock represent 14.3% of the voting power of Issuer (including the 1,200,000 shares of Class B Capital Stock outstanding).

CUSIP No. 36225V104               13D/A                     Page 4 of 9 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN:  36-4150443
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  4,090,000 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           4,090,000 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,390,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
8.2% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Includes 1,090,000 shares of Common Stock and 300,000 shares of Class B Capital Stock, which has 10 votes per share and votes along with the Common Stock.

(2) Calculated based upon 16,569,919 shares of Common Stock and 1,200,000 shares of Class B Capital Stock outstanding as of November 5, 2004, each as set forth in the Issuer's Form 10-Q for the period ended September 30, 2004, and assuming the conversion by EGI-Fund (02-04) Investors, L.L.C. of 300,000 shares of Class B Capital Stock into 300,000 shares of Common Stock of the Issuer. Prior to conversion of the Class B Capital Stock, the 1,090,000 shares of Common Stock and 300,000 shares of Class B Capital Stock represent 14.3% of the voting power of Issuer (including the 1,200,000 shares of Class B Capital Stock outstanding).

CUSIP No. 36225V104               13D/A                     Page 5 of 9 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN: 36-6934216
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Illinois
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  4,090,000 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           4,090,000 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,390,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
8.2% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Includes 1,090,000 shares of Common Stock and 300,000 shares of Class B Capital Stock, which has 10 votes per share and votes along with the Common Stock.

(2) Calculated based upon 16,569,919 shares of Common Stock and 1,200,000 shares of Class B Capital Stock outstanding as of November 5, 2004, each as set forth in the Issuer's Form 10-Q for the period ended September 30, 2004, and assuming the conversion by EGI-Fund (02-04) Investors, L.L.C. of 300,000 shares of Class B Capital Stock into 300,000 shares of Common Stock of the Issuer. Prior to conversion of the Class B Capital Stock, the 1,090,000 shares of Common Stock and 300,000 shares of Class B Capital Stock represent 14.3% of the voting power of Issuer (including the 1,200,000 shares of Class B Capital Stock outstanding).

CUSIP No. 36225V104               13D/A                     Page 6 of 9 Pages

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of GP Strategies Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 9 West 57th Street New York, New York 10019. Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 2. Identity and Background

(a)-(c) EGI-Fund (02-04) Investors, L.L.C. ("Purchaser") is a Delaware limited liability company. EGI-Managing Member (02-04), L.L.C. is a Delaware limited liability company and the managing member of Purchaser ("Managing Member"). SZ Investments, L.L.C. ("SZ Investments") is a Delaware limited liability company and the managing member of Managing Member.

The executive officers of Purchaser, Managing Member and SZ Investments are as follows:

- Samuel Zell - President; Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI")

- Donald J. Liebentritt - Vice President; President of EGI

- William C. Pate - Vice President; Managing Director of EGI

- Philip Tinkler - Treasurer; Vice President and Treasurer of EGI

SZ Investments is indirectly owned by various trusts established for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"; together with Purchaser, Managing Member and SZI, the "Reporting Persons").

The officers and members of the Board of Directors of Chai and their principal occupations are as follows:

- Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830.

- Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

- Donald J. Liebentritt is the President and a Director of Chai Trust. Mr. Liebentritt is also the President of EGI.

- Leah Zell Wanger is a Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603.

- JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.

- Matthew Zell is a Director of Chai Trust and an employee of EGI.

- Robert M. Levin is a Director and the Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

- James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President, Taxes of EGI.

The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

(d) and (e) None of the Reporting Persons, nor any of their respective executive officers or directors, if any, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Reporting Persons and their respective executive officers and directors, if any, are United States citizens.

CUSIP No. 36225V104               13D/A                     Page 7 of 9 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

On May 3, 2002, Purchaser acquired a total of 1,000,000 shares of Issuer's Common Stock at a purchase price of $3.50 per share and 300,000 shares of Issuer's Class B Capital Stock, par value $0.01 per share (the "Class B Capital Stock") at a price of $4.20 per share for a total purchase price of $4,760,000.

On July 31, 2002, Purchaser sold to Perry Lewis, an individual, 50,000 shares of the Issuer's Common Stock pursuant to the terms of that certain Stock Purchase and Sale Agreement, at a sale price of $3.50 per share for a total sale price of $175,000, together with fees and expenses. In addition to the shares of the Issuer's Common Stock sold to Perry Lewis pursuant to the terms of the Sale Agreement, the Purchaser assigned to Mr. Lewis certain indemnification, put and registration rights with respect to such shares of Common Stock under the Stock Purchase Agreement (described below).

On September 17, 2002, Purchaser acquired in an open market purchase a total of 40,000 shares of Issuer's Common Stock at a purchase price of $3.94 per share for a total purchase price of $157,600.

Between April 21, 2003 and June 12, 2003, Purchaser acquired in open market purchases a total of 100,000 shares of Issuer's Common Stock at a purchase price between $5.00 and $5.959 per share, with an average purchase price of $5.3038 per share, for a total purchase price of $530,379.

All of Purchaser's acquisitions of Issuer's Common Stock were made with the working capital of Purchaser.

ITEM 4. Purpose of the Transaction

Purchaser acquired its initial interests in Issuer for investment purposes pursuant to a Stock Purchase Agreement, dated as of May 3, 2002 ("Stock Purchase Agreement"), a copy of which is attached to Schedule 13D as Exhibit 1 thereto and is incorporated herein by reference thereto. Pursuant to the Stock Purchase Agreement, Purchaser was entitled to, and did, designate Mark Radzik as Purchaser's representative to the Issuer's Board of Directors to be nominated at the Issuer's next annual meeting of shareholders.

Purchaser acquired additional interests in Issuer through open market purchases for investment purposes.

On November 14, 2004, Equity Group Investments, L.L.C. ("EGI"), an affiliate of the Purchaser, confirmed that the letter agreement dated May 3, 2002 between the Issuer and EGI for the provision of certain advisory services was terminated effective the date thereof.

Purchaser intends to review continuously its position in Issuer. Purchaser reserves the right to sell or otherwise dispose of some or all of the securities of Issuer beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional securities of Issuer, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

ITEM 5. Interest in Securities of the Issuer

(a) and (b) To the best knowledge of the Reporting Persons, there were 16,569,919 shares of Common Stock and 1,200,000 shares of Class B Capital Stock issued and outstanding as of November 5, 2004, based on the Issuer's Form 10-Q for the period ended September 30, 2004. The Reporting Persons share dispositive and voting power of 1,090,000 shares of Issuer's Common Stock and 300,000 shares of Issuer's Class B Capital Stock, representing (i) 6.6% and 25.0% of the Issuer's issued and outstanding Common Stock and Class B Capital Stock, respectively, (ii) 14.3%, in the aggregate, of the combined voting power of Issuer, with the shares of Issuer's Class B Capital Stock voting along with Issuer's Common Stock and having ten votes per share, and (iii) 8.2% of the Common Stock of Issuer (assuming the conversion by the Reporting Persons of 300,000 shares of Class B Capital Stock into 300,000 shares of Common Stock of Issuer).

(c) Except as set forth above in Items 3 and 4, during the last 60 days no other transactions in Issuer's Common Stock or Class B Capital Stock were effected by any Reporting Person.

CUSIP No. 36225V104               13D/A                     Page 8 of 9 Pages

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchaser acquired its initial interests in Issuer for investment purposes pursuant to the Stock Purchase Agreement, pursuant to which Purchaser (a) was entitled to, and did, designate Mark Radzik as Purchaser's representative to the Issuer's Board of Directors to be nominated at Issuer's next annual meeting of Shareholders and (b) agreed that for a period of 18 months after the closing under the Stock Purchase Agreement neither Purchaser nor its affiliates would
(i) participate in any way in (1) any acquisition of Issuer's assets, (2) any tender or exchange offer, merger or other business combination involving Issuer,
(3) any recapitalization, restructuring or reorganization of Issuer not approved by Issuer's Board of Directors or (4) any solicitation of a proxy to vote any voting securities of Issuer; (ii) form or join a group (other than through its representatives on the Board of Directors), (iii) otherwise act to seek to control or influence the management of Issuer, (iv) take any action that might obligate Issuer to make a public announcement regarding any of the matters set forth in (i) above, or (v) agree to do any of the foregoing.

Issuer filed with the SEC a registration statement on August 1, 2002 effecting a shelf registration of the shares of Issuer's Common Stock issued to Purchaser under the Stock Purchase Agreement (including those shares of Issuer's Common Stock issuable upon conversion of the Class B Capital Stock issued to Purchaser).

Purchaser has agreed that if it transfers any of the Class B Capital Stock issued to it under the Stock Purchase Agreement to anyone other than a Permitted Class B Transferee (as defined in the Stock Purchase Agreement), Purchaser shall be deemed to have exercised the right under the certificate of incorporation of Issuer to convert all shares of Class B Capital Stock then owned by Purchaser and its Permitted Class B Transferees into shares of Issuer's Common Stock.

Issuer has agreed that so long as Purchaser, Purchaser's Permitted Common Transferees (as defined in the Stock Purchase Agreement) or Purchaser's Permitted Class B Transferees own any shares of Issuer's Common Stock or Class B Capital Stock, Issuer will not issue any shares of its Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred"), other than pursuant to the terms of Issuer's Shareholder's Rights Plan, without concurrently offering to Purchaser its pro rata share of such stock based on the voting percentage of Purchaser and its Permitted Common Transferees and Permitted Class B Transferees as of immediately prior to the issuance of the Series A Preferred.

On November 14, 2004, Equity Group Investments, L.L.C. ("EGI"), an affiliate of the Purchaser, confirmed that the letter agreement dated May 3, 2002 between the Issuer and EGI for the provision of certain advisory services was terminated effective the date thereof.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement dated as of May 3, 2002 between GP Strategies Corporation and EGI-Fund (02-04) Investors, L.L.C.*

* Previously filed

CUSIP No. 36225V104               13D/A                     Page 9 of 9 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 30, 2004



                                      SZ INVESTMENTS, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President

                                      EGI-FUND (02-04) INVESTORS, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President

                                      EGI-MANAGING MEMBER (02-04), L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President

                                      CHAI TRUST COMPANY, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)